BEFUT International Co., Ltd.
27th Floor, Liangjiu International Tower
No. 5, Heyi Street, Xigang District
Dalian City, China 116011

February 16, 2011

VIA EDGAR

Ms. Jessica Dickerson
Staff Attorney
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	BEFUT International Co., Ltd.
Forms 10-K for the fiscal years ended June 30, 2010 and
June 30, 2009
Forms 10-Q for the periods ended December 31, 2010, September 30,
2010, March 31, 2010, December 31, 2009 and September 30, 2009
File No. 0-51336

Dear Ms. Dickerson:

Reference is hereby made to the above filings for BEFUT International Co., Ltd. (the “Company”).  The Company also acknowledges the comment letter from the Securities and Exchange Commission (the “Commission”) dated February 10, 2011 (the “Comment Letter”).  As you confirmed to our legal counsel, Pryor Cashman LLP, on February 15, 2011, the Commission has granted the Company until March 11, 2011 to submit its responses to the Comment Letter.  Although the Company has been working diligently to address the comments in the Comment Letter, due to the number and nature of the Commission comments in the Comment Letter, upcoming Presidents’ Day holiday, difficulty of coordinating the time difference between the People’s Republic of China and the United States, and the scheduling of our auditor, Patrizio & Zhao, LLC, the Company will require the full extension of time granted by the Commission to ensure the accuracy and completeness of its responses to the Comment Letter.  The Company expects to submit its responses to the Comment Letter by March 11, 2011.

The Company acknowledges that (1) it is responsible for the adequacy and accuracy of the disclosure in the filings, (2) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and (3) it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact me or our legal counsel Pryor Cashman LLP, Attn: Elizabeth F. Chen at 1-212-326-0199 or via fax at 1-212-798-6366 in case of any further comments or questions in this regard.

Very truly yours,

/s/ Hongbo Cao
Hongbo Cao
Chief Executive Officer